EXHIBIT 99.3
MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)
The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the Consolidated Financial Statements of Trizec Canada Inc. (“Trizec Canada” or the “Corporation”) and the notes thereto for the year ended December 31, 2005. The information in this document is provided as of March 16, 2006.
Unless otherwise specified, all dollar amounts are expressed in United States dollars and references to “$” are to United States dollars. References to “C$” are to Canadian dollars. For periods prior to May 8, 2002, references to the “Corporation” or “Trizec Canada” refer to TrizecHahn Corporation (“TrizecHahn”), which became a wholly-owned subsidiary of Trizec Canada on May 8, 2002.
Additional information relating to the Corporation for the year ended December 31, 2005, filed with applicable Canadian securities regulators, may be accessed at www.sedar.com.
FORWARD-LOOKING STATEMENTS
Certain statements in the following MD&A contain forward-looking statements relating to Trizec Canada’s business and financial outlook, which are based on its current expectations, estimates, forecasts and projections. The use of forward-looking words such as “may”, “will”, “expects” or similar terms generally identify such statements. These statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made and Trizec Canada undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included, without limitation, among these factors are:
•	changes in national and local economic conditions, including those economic conditions in Trizec Properties, Inc.’s (“Trizec Properties”) seven core markets;

•	the extent, duration and strength of any economic recovery in the United States;

•	Trizec Properties’ ability to maintain occupancy and to timely lease or re-lease office space;

•	the extent of any bankruptcies and insolvencies of tenants of Trizec Properties;

•	Trizec Properties’ ability to sell its non-core office properties in a timely manner;

•	Trizec Properties’ ability to acquire office properties selectively in its core markets;

•	Trizec Properties’ ability to integrate and realize the full benefits from its acquisitions;

•	Trizec Properties’ ability to maintain real estate investment trust (“REIT”) qualification and changes to U.S. tax laws that affect REITs;

•	material increases in the amount of special dividends payable by Trizec Properties to affiliates of Trizec Canada on shares of Trizec Properties’ special voting stock as a result of increases in the applicable cross-border withholding tax rates;

•	the issuance of additional TPI common stock pursuant to the conversion of Class F stock occurring as a result of United States Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) tax being incurred;

•	Canadian tax laws that affect treatment of investment in U.S. real estate companies;

•	the competitive environment in which Trizec Properties operates;

•	the cost and availability of debt and equity financing to Trizec Properties;

•	the effect of any impairment charges associated with changes in market conditions;

•	Trizec Properties’ ability to obtain, at a reasonable cost, adequate insurance coverage for catastrophic events, such as earthquakes and terrorist acts;

•	future demand for Trizec Canada’s and Trizec Properties’ debt and equity securities;

•	Trizec Canada’s and Trizec Properties’ ability to attract and retain high-quality personnel at a reasonable cost in a highly competitive labour environment;

•	market conditions in existence at the time Trizec Properties’ sells assets;

•	the possibility of change in law adverse to Trizec Canada;

•	joint venture and partnership risks; and

•	other risks and uncertainties detailed from time to time in Trizec Properties’ filings with the Securities and Exchange Commission.
Such factors also include those set forth in more detail in the Risk Factors section in Trizec Canada’s Annual Information Form dated March 16, 2006.
OVERVIEW
Trizec Canada is primarily engaged in the U.S. real estate business through its indirect approximately 38% interest in Trizec Properties, Inc. (“Trizec Properties”), a publicly traded U.S. office real estate investment trust, or “REIT”. Trizec Properties is one of the largest owners and managers of commercial property in the United States, with owned interests in and management at December 31, 2005 of 50 U.S. office properties containing approximately 36.8 million square feet, or approximately 33.1 million square feet based upon Trizec Properties’ pro rata ownership interests. Its office properties are concentrated in seven core markets in the United States located in the following major metropolitan areas: Atlanta, Chicago, Dallas, Houston, Los Angeles, New York and Washington, D.C.
Discussion of the Corporation’s business that is conducted through Trizec Properties has been presented separately and is analyzed and explained under the caption “INVESTMENT IN TRIZEC PROPERTIES, INC.” This discussion reflects the results of Trizec Properties’ entire operations and is not limited to Trizec Canada’s economic interest. Other sections of the MD&A analyze and explain the portion of the business conducted by Trizec Canada directly and through its consolidated subsidiaries. Unless otherwise indicated, references to Trizec Canada or the Corporation include Trizec Canada and its consolidated subsidiaries.
In addition to its involvement in the U.S. real estate business, Trizec Canada holds and manages cash, marketable securities and other assets. Additionally, the Corporation continues to manage its liabilities, including taxes exigible in connection with its historic operating activities and transactions. The Corporation expects that shareholders holding a significant number of the Corporation’s shares may elect to redeem their shares commencing in August 2007; however, it is unlikely that notices of assessment and clearance certificates in respect of the relevant tax years will have been received by that time. Accordingly, the Corporation is exploring various alternatives to ensure that the Corporation maintains sufficient resources until such time as all of its liabilities are discharged or otherwise provided for and that all shareholders are treated fairly and equitably in connection with redemptions. Alternatives being considered include a holdback, prior to August 2007, of some of the Corporation’s net other assets until such time as all of its liabilities are satisfied. See “LIQUIDITY AND CAPITAL STRUCTURE — Redemption of shares” for further comments in this regard.
Trizec Canada’s subordinate voting shares trade on the Toronto Stock Exchange under the symbol TZC.SV. Shares of Trizec Properties common stock trade on the New York Stock Exchange under the symbol TRZ. Trizec Properties’ Form 10-K for the year ended December 31, 2005, including its consolidated financial statements, was filed with the United States Securities and Exchange Commission on March 14, 2006. The

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Corporation’s financial disclosure, where applicable, is consistent with that of Trizec Properties. Trizec Properties’ Form 10-K does not form part of this MD&A.
CRITICAL ACCOUNTING ESTIMATES
The discussion and analysis of Trizec Canada’s financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of these financial statements requires the Corporation to make estimates and judgements that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions or conditions.
Critical accounting estimates are defined as those that involve significant judgement and potentially could result in materially different results under different assumptions and conditions. For a detailed description of Trizec Canada’s significant accounting policies, see Note 1 in the notes to the December 31, 2005 consolidated financial statements. The following are the critical accounting estimates used in the preparation of Trizec Canada’s consolidated financial statements.
Determination of variable interest entities (“VIEs”) and primary beneficiary
The Corporation has adopted AcG-15 on the consolidation of VIEs. VIEs include, among others: entities where the equity invested is considered insufficient to finance the entity’s activities without relying on financial support from other parties; or entities where the equity holder lacks any one of three stipulated characteristics of a controlling financial interest, including circumstances where the equity interest and voting interest are disproportionate. If the entity is considered a VIE, then the Corporation must determine, based on certain criteria in the guideline, whether or not it is the primary beneficiary of the VIE. The primary beneficiary is defined as the entity that absorbs a majority of the VIE’s expected losses or, if no entity absorbs such a majority, the entity that receives a majority of the expected residual returns. Only if the corporation is determined to be the primary beneficiary will it consolidate the VIE. Where consolidation is not considered appropriate, the Corporation accounts for its investment in the VIE in accordance with its policy for investments as outlined in the notes to the consolidated financial statements.
Marketable securities
Marketable securities are considered portfolio investments by the Corporation and are accounted for by the cost method. Impairments are recognized only when there has been a loss in value of the marketable securities that is considered to be other than a temporary decline.
Income and other corporate taxes
Significant judgement is required in determining the Corporation’s estimated tax assets and liabilities and the ultimate assets and liabilities from income and other corporate taxes could be different from the amounts recorded.
Accounting Change
In December 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued Emerging Issues Committee Abstract EIC-159 “Conditional Asset Retirement Obligations” (“EIC-159”) related to CICA Handbook Section 3110 (“CICA 3110”) “Asset Retirement Obligations”. EIC-159 clarifies that the term “conditional asset retirement obligation” as used in CICA 3110 refers to a legal obligation to perform an asset

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retirement activity in which the timing and/or method of settlement are conditional upon future events that may or may not be within an entity’s control. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. In addition, the fair value of the liability should be recognized when incurred. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. EIC-159 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. EIC-159 is effective for interim and annual reporting periods ending after March 31, 2006, but earlier adoption is encouraged.
Certain of Trizec Properties’ real estate assets contain asbestos. Although Trizec Properties has determined that the asbestos is appropriately contained in accordance with current environmental regulations, Trizec Properties’ practice is to remediate the asbestos upon the renovation or redevelopment of its properties. Accordingly, these assets meet the criteria for recording an asset retirement obligation. The Corporation has adopted the provisions of EIC-159 on a retroactive basis with restatement of prior periods as required by the abstract.
The adoption of this abstract resulted in a decrease in the Corporation’s investment in Trizec Properties of $1.6 million at December 31, 2004, and a decrease in opening retained earnings (deficit) and net income of $1.3 million and $0.3 million, respectively for the year ended December 31, 2004. The adoption of this abstract had no impact on operating, financing and investing activities as previously presented in the consolidated statement of cash flows for the year ended December 31, 2004.
The adoption of this abstract had the effect of decreasing net income for the year ended December 31, 2005 by $0.2 million.

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FINANCIAL POSITION
The following presents the financial position of the Corporation as at December 31, 2005 and 2004.

December 31
(US$ millions)	2005	2004
		(restated)
Assets
Current assets
Cash and cash equivalents	$73.5	56.0
Restricted cash	7.9	7.9
Other assets	17.9	19.6

	99.3	83.5
Investment in Trizec Properties, Inc.	797.7	760.1
Investments and other assets	401.4	435.0
Future income taxes	112.5	103.8

	$1,410.9	1,382.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$24.1	31.3

Exchangeable debentures
Carrying amount	844.4	733.9
Deferred amount	46.5	157.0

	890.9	890.9

	915.0	922.2

Shareholders’ Equity
Share capital	376.5	376.5
Contributed surplus	30.2	30.2
Foreign currency translation adjustment	14.7	17.3
Retained earnings	74.5	36.2

	495.9	460.2

	$1,410.9	1,382.4

Cash and cash equivalents
Cash and cash equivalents increased by approximately $17.5 million to $73.5 million as at December 31, 2005 as compared with $56.0 million as at December 31, 2004. The increase primarily reflects the impact of maturities of certain marketable securities held by Trizec Canada at December 31, 2004, partially offset by the payment of general and administrative expenses and exchangeable debenture interest for the year ended December 31, 2005.
Trizec Canada’s cash and cash equivalents at December 31, 2005 of $73.5 million includes $57.8 million denominated in U.S. dollars and $15.7 million (C$18.2 million) denominated in Canadian dollars. The allocation between currencies has been made to coincide with future anticipated cash requirements.

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Investment in Trizec Properties, Inc.
Trizec Canada owns approximately 38% of the shares of Trizec Properties common stock, representing one share of Trizec Properties common stock for each outstanding subordinate voting share and multiple voting share of Trizec Canada. In addition, Trizec Canada owns all of the outstanding shares of Trizec Properties special stock and Trizec Properties class F convertible stock.
The shares of Trizec Properties special stock enable the Corporation to cast a majority of the votes in elections of the Trizec Properties board of directors taking place prior to January 1, 2008. After January 1, 2008, the shares of Trizec Properties special stock become non-voting. The shares of Trizec Properties special stock also entitle the Corporation, until November 2007, to cash dividends equal, on an after-tax basis, to non-Canadian taxes payable by Trizec Canada in respect of any dividends paid to them by Trizec Properties. After the first date on which no taxing authority can make a further determination that Trizec Canada is liable for non-Canadian taxes in respect of dividends paid on shares of Trizec Properties special stock or common stock, the shares of Trizec Properties special stock may be redeemed at the option of the Corporation or Trizec Properties for an aggregate redemption price of $0.1 million, plus any declared but unpaid dividends.
The shares of Trizec Properties class F convertible stock are non-voting and are convertible into shares of Trizec Properties common stock so that Trizec Canada will not bear a disproportionate share of tax costs if tax pursuant to the United States Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) is payable in connection with certain transactions or events involving the Corporation’s interest in Trizec Properties stock. After the conversion rights expire, the class F convertible stock is redeemable at the option of the Corporation or Trizec Properties for an aggregate redemption price of $0.1 million, plus any declared but unpaid dividends.
Trizec Canada accounts for its investment in Trizec Properties using the equity method of accounting whereby the Corporation’s share (approximately 38%) of the net assets of Trizec Properties is presented on the Corporation’s balance sheet under the caption “Investment in Trizec Properties, Inc.”. The Corporation’s investment is adjusted for its share of net income or losses and changes in shareholders’ equity, less dividends received on the shares of common stock, special stock and class F convertible stock of Trizec Properties. As such, the value of Trizec Canada’s investment in Trizec Properties is dependent upon the operations, capital transactions and dividend policy of Trizec Properties. Dilution gains and losses are also recognized to the extent Trizec Canada’s interest is reduced.
The per share quarterly dividend paid by Trizec Canada was the same as the per share dividend paid by Trizec Properties on its common stock.
Investments and other assets
Trizec Canada’s investments and other assets at December 31, 2005 are comprised of an investment in common shares of Barrick Gold Corporation (“Barrick”), accounted for by the cost method, in the amount of approximately $286.2 million, deferred financing charges related to the Corporation’s three series of outstanding exchangeable debentures in the amount of approximately $10.0 million, marketable securities in the amount of approximately $83.4 million and certain other vendor take back notes from the monetization of European assets in the amount of approximately $21.8 million (€18.4 million). The Corporation has an additional vendor take back note, in the amount of $4.7 million which is denominated in Euros (€4.0 million at December 31, 2005). Payment under this note is dependent upon the fair market value of certain European development properties at the earlier of the end of March 2007 or the date by which all of the development properties have been disposed of. This note is recorded net of a provision that reduces its current carrying value to $nil.

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The 30,299,558 common shares of Barrick owned by the Corporation are pledged as collateral for the full satisfaction of the Corporation’s obligations with respect to the principal amount of the exchangeable debentures upon the exchange or maturity thereof. The deferred financing charges are being amortized to income in the amount of approximately $0.6 million per year over the term of the related exchangeable debentures. See “LIQUIDITY AND CAPITAL STRUCTURE — Exchangeable Debentures” below for additional information with respect to the exchangeable debentures.
Trizec Canada’s portfolio of marketable securities at December 31, 2005 of $83.4 million includes $50.6 million of marketable securities denominated in U.S. dollars and $32.8 million (C$38.2 million) denominated in Canadian dollars. Maturities for the portfolio of marketable securities have been arranged to coincide with future anticipated cash requirements in applicable currencies.
Future income taxes
Trizec Canada follows the liability method of accounting for future income taxes whereby income tax assets and liabilities are recognized for the estimated tax consequences attributable to differences between the amounts reported for assets and liabilities in the financial statements and their respective tax bases, using substantively enacted tax rates.
As at December 31, 2005 the Corporation has recognized a net future income tax asset in the amount of $112.5 million that is comprised of an asset of $242.6 million and a liability of $130.1 million. The asset relates to provisions for losses that are available to be applied against future years taxable income. The liability includes the estimated tax consequences of differences between amounts reported for assets and liabilities in the financial statements and their respective tax bases.
Exchangeable debentures
The carrying amount of the Corporation’s three series of outstanding exchangeable debentures is based on the market price, on the consolidated balance sheet date, of the underlying Barrick common shares.
As it is currently contemplated that Barrick common shares will be delivered in satisfaction of the Corporation’s obligations with respect to the principal amount of the exchangeable debentures upon the exchange or maturity thereof, hedge accounting is used whereby the difference between the carrying amount and the original issue amount of the debentures is recorded as a deferred amount until such time as there is a disposal of the underlying Barrick common shares.
The pre-tax accounting gain to be realized on full settlement at maturity of the exchangeable debentures is fixed at $604.7 million. Trizec Canada believes that, in the event of an early redemption, the future cash costs to redeem the exchangeable debentures will be primarily limited to an early redemption premium of approximately $5.5 million required under the terms of two series of the exchangeable debentures plus accrued and unpaid interest. In addition, the Corporation does not expect to incur a cash tax liability in respect of the settlement due to the existence of available losses and the Corporation’s status as a mutual fund corporation. As a mutual fund corporation, the taxable portion of a capital gain in excess of losses applied would be subject to tax at the corporate rate applicable to Trizec Canada’s income. However, Trizec Canada should be entitled to a full or partial refund in respect of taxes as Trizec Canada’s subordinate voting shares or multiple voting shares are redeemed or it pays a capital gains dividend to its shareholders.

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RESULTS OF OPERATIONS
The following statements of income compare the operating results for Trizec Canada on a year-over-year basis:

			Increase
For the years ended December 31			(decrease) in
(US$ millions, except per share amounts)	2005	2004	Net Income
	(restated)
Share of earnings of Trizec Properties	$22.3	20.4	1.9

Expenses and other income
General and administrative expense	(11.4)	(7.6)	(3.8)
Exchangeable debentures interest expense, net	(12.4)	(12.4)	—
Interest and other income	6.1	8.4	(2.3)
Dilution gains	6.7	—	6.7
Foreign exchange gains, net	4.2	20.3	(16.1)
Gain on sale of properties	—	4.6	(4.6)
Interest expense	—	(0.5)	0.5

Income before taxes and discontinued operations	15.5	33.2	(17.7)
Income and other corporate taxes	9.8	29.6	(19.8)

Income from continuing operations	25.3	62.8	(37.5)
Share of income from discontinued operations of Trizec Properties	61.0	28.0	33.0

Net income	$86.3	90.8	(4.5)

Per share
Basic and diluted
Income from continuing operations	$0.42	1.05	(0.63)

Discontinued operations	$1.02	0.47	0.55

Net income	$1.44	1.52	(0.08)

Share of earnings of Trizec Properties
The increase in Trizec Canada’s total share of earnings (continuing and discontinued) of Trizec Properties of approximately $34.9 million for the year ended December 31, 2005 compared to the year ended December 31, 2004 reflects the increase in net income (prepared in accordance with Canadian GAAP) of Trizec Properties. Trizec Properties’ results for the year ended December 31, 2004 reflect the impact of a second quarter provision in 2004 for loss on real estate and loss on early debt retirement, which was not repeated in 2005. Trizec Canada’s share of earnings of Trizec Properties for the year ended December 31, 2005 includes a $2.3 million charge in the fourth quarter to reflect the write-off by Trizec Properties of assets related to a real estate property. The adjustment made by Trizec Properties amounted to approximately $5.8 million and was charged to Trizec Properties’ retained earnings as at December 31, 2002.
In addition, during the year ended December 31, 2005, the Corporation recorded dilution gains in the amount of $6.7 million from the issuance of common stock by Trizec Properties for amounts in excess of the Corporation’s carrying value.
General and administrative expense
General and administrative expense for the year ended December 31, 2005 of $11.4 million includes non-recurring professional fees in the amount of approximately $3.0 million related to a proposed capital

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transaction, which was expected to be beneficial to the Corporation’s shareholders. The proposed transaction was evaluated by the Corporation and ultimately terminated during the third quarter of 2005.
Exchangeable debentures interest expense, net
Exchangeable debentures interest expense, net of dividends received on the common shares of Barrick owned by the Corporation, remained constant at approximately $12.4 million for the year ended December 31, 2005 compared with the year ended December 31, 2004. Interest on the two series of exchangeable debentures aggregating approximately $409 million is calculated by reference to the dividend rate on the underlying Barrick common shares plus 1.35% and therefore the interest expense in excess of dividends received is effectively fixed at 1.35% per annum. Interest on the remaining series of exchangeable debentures is 3% per annum and therefore the interest expense in excess of dividends received is effectively variable based on changes to the amount of dividends paid on the underlying Barrick common shares.
Interest and other income
Total interest and other income decreased by approximately $2.3 million for the year ended December 31, 2005 compared to the year ended December 31, 2004. This decrease was primarily due to income earned during 2004 related to the Corporation’s direct investment in the Hollywood & Highland Hotel and the impact of the proceeds on settlement of an investment held by a subsidiary, which was also recognized in 2004.
Foreign exchange gains, net
During the first quarter of 2004, Trizec Canada ceased to recognize foreign currency exchange movements relating to European and Canadian assets and liabilities in shareholders’ equity as these operations are no longer considered to be self-sustaining. Commencing January 1, 2004, monetary assets and liabilities are adjusted to current exchange rates with the corresponding adjustment recorded in net income for the period.
During the first quarter of 2005, Trizec Canada recognized a portion of the historic European foreign currency translation gain in the amount of $2.6 million as a result of the repatriation of certain invested capital from Germany. As a result of the repatriation of invested capital during the first quarter of 2004, the Corporation recognized a portion of the historic Canadian foreign currency translation gains in the amount of $8.1 million.
The decrease of approximately $16.1 million in foreign exchange gains for the year ended December 31, 2005 as compared with the year ended December 31, 2004 reflects the impact of an $8.3 million decrease in the fourth quarter of 2005 as compared with the fourth quarter of 2004. This decrease was primarily as a result of significant appreciation in the Canadian dollar and the Euro relative to the U.S. dollar in the fourth quarter of 2004, which was not repeated in the fourth quarter of 2005.
Interest expense
With the exception of the three series of outstanding exchangeable debentures, Trizec Canada had no interest bearing debt outstanding during 2005 and 2004. Total interest expense of $0.5 million for the year ended December 31, 2004 related to the amortization of deferred financing costs on the Corporation’s revolving credit facility.

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Income and other corporate taxes
The year ended December 31, 2005 compared to the year ended December 31, 2004 reflects the impact of the completion of an internal restructuring in 2004, whereby the Corporation determined that its estimate of a current tax liability, relating to certain foreign withholding taxes, should be reduced by $34.8 million. This amount was credited to the consolidated statement of income during the second quarter of 2004. During the fourth quarter of 2005, as a result of changes in foreign tax law, the Corporation determined that its estimate of a foreign withholding tax liability in the amount of $7.8 million should be reduced to $nil.
LIQUIDITY AND CAPITAL STRUCTURE
Liquidity Overview
Trizec Canada satisfies its working capital requirements and other expenses from its assets net of its investments in Trizec Properties and Barrick (“net other assets”). At December 31, 2005, following the disposition or monetization of substantially all assets other than the Corporation’s interests in Trizec Properties and Barrick, Trizec Canada’s pro forma net other assets was $161.0 million.
Until November 2007, Trizec Canada expects to be able to fund its overhead expenses, the net interest expense in respect of the exchangeable debentures (and the redemption premium payable if the exchangeable debentures are redeemed — equal to approximately $5.5 million) and to be able to pay the same dividend per Trizec Canada subordinate voting share and multiple voting share as Trizec Properties pays per share of Trizec Properties common stock. Subsequent to November 2007, Trizec Canada’s ability to satisfy its working capital requirements and fund future dividend distributions will be dependent upon its residual investment in Trizec Properties, any future dividends it receives on shares of Trizec Properties common stock and its available net other assets. In addition, at that time, Trizec Canada will not be entitled to dividends on the shares of Trizec Properties special voting stock, dividends which currently reflect non-Canadian taxes, principally cross-border withholding taxes, in respect of dividends paid to Trizec Canada by Trizec Properties. Accordingly, thereafter Trizec Canada does not expect to pay per share dividends on its subordinate voting shares and multiple voting shares that are equivalent to the per share dividends paid by Trizec Properties on its common stock.

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The following presents the pro forma net other assets position of Trizec Canada at December 31, 2005:

		Adjustments for
		Barrick Shares and
		TrizecHahn
		Exchangeable	Investment in	Pro Forma Trizec
	Total	Debentures	Trizec Properties	Canada

Assets
Cash and cash equivalents	$73.5	—	—	73.5
Restricted cash	7.9	—	—	7.9
Other assets	17.9	—	(12.0)	5.9
Investment in Trizec Properties, Inc.	797.7	—	(797.7)	—
Marketable securities	83.6	—	—	83.6
Investment in Barrick	286.2	(286.2)	—	—
Investments and other assets	31.6	(10.0)	—	21.6
Future income taxes	112.5	—	—	112.5

	$1,410.9	(296.2)	(809.7)	305.0

Liabilities
Exchangeable debentures	$890.9	(890.9)	—	—
Accounts payable and accrued liabilities	24.1	(6.6)	—	17.5

	$915.0	(897.5)	—	17.5

				287.5
Adjustment to future income taxes to estimated liability				(126.5)

Pro forma net other assets				$161.0

Trizec Canada’s balance sheet at December 31, 2005 includes a net asset of $112.5 million recorded in respect of future income taxes. This amount reflects the potential future Canadian tax benefit of non-capital and net capital losses and temporary differences related to provisions for losses minus a provision for potential income taxes in respect of prior fiscal periods. No value has been considered attributable to the potential future Canadian tax benefit of losses and temporary differences in the above pro forma analysis, for the purpose of the valuation of the net other assets, because of Trizec Canada’s Canadian tax status as a mutual fund corporation. The value of future income taxes for this purpose is estimated to be a net liability of $14.0 million, which reflects the removal of amounts attributable to the potential future Canadian tax benefit of losses and temporary differences.
Mutual fund corporation
Trizec Canada conducts its affairs in order to qualify as a mutual fund corporation under the Income Tax Act (Canada) (the “Tax Act”) and intends to continue to do so. The Corporation believes that, to date, it has met all requirements to qualify as a mutual fund corporation. Further, Trizec Canada intends to take such steps as are within its control to ensure that it qualifies as, and continues to qualify as, a mutual fund corporation.
If Trizec Canada were to fail to qualify as a mutual fund corporation, Trizec Canada and its shareholders would be subject to materially adverse tax consequences, the most significant of which would be Trizec Canada’s disqualification from the capital gains refund provisions of the Tax Act applicable to mutual fund corporations and the treatment of all or a portion of any redemption proceeds as a dividend paid by Trizec Canada to redeeming shareholders. As a result, any income tax payable on gains resulting from dispositions of shares of Trizec Properties common stock (including in connection with the redemption of the Corporation’s subordinate voting shares or multiple voting shares) or Barrick common shares could exhaust all or substantially all of the Corporation’s net other assets, and, further, could restrict Trizec Canada’s ability to deliver one share of Trizec Properties common stock for each Trizec Canada share on redemption thereof.

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Redemption of shares
Holders of subordinate voting shares and multiple voting shares have a right to require Trizec Canada to redeem all or part of the shares held by them upon payment of a retraction price (the “Retraction Price”) determined in accordance with the articles of Trizec Canada.
Until August 15, 2007, the Retraction Price is equal to the least of (i) 95% of the arithmetic average of the closing price for the subordinate voting shares on the Toronto Stock Exchange (the “TSX”) for the 10-day trading period following the “Retraction Pricing Date” (as determined in accordance with the articles of Trizec Canada), (ii) the price at which the last board lot of subordinate voting shares traded on the TSX on the Retraction Pricing Date, and (iii) the per share after-tax net asset value of Trizec Canada as set out in the next net asset value notice published following the applicable Retraction Pricing Date. In accordance with the articles of Trizec Canada, the per share after-tax net asset value used to determine the Retraction Price will be based on, (i) the current market value of the Corporation’s assets, (ii) a notional amount representing the amount of cash that Trizec Canada would be entitled to receive if all options that were in-the-money were exercised on the date that the calculation is made, (iii) liabilities as recorded in the Corporation’s financial statements, (iv) amounts that would be payable in respect of FIRPTA tax if all the shares of Trizec Properties common stock were disposed of, and (v) allowances (which do not meet the definition of a liability or contingent liability in accordance with Canadian GAAP and are therefore not provided for or disclosed in the financial statements) for other liabilities contingent or otherwise that may be asserted in the future. Subject to the outcome of the study currently being undertaken by the Corporation (see discussion below), the Retraction Price following August 15, 2007 will be the per share after-tax net asset value of Trizec Canada as set out in the next net asset value notice published following the applicable Retraction Pricing Date.
Although Trizec Canada’s shareholders have the right to redeem their shares at any time, to date no redemptions have taken place. The Corporation expects that a significant number of its shareholders may elect to redeem their shares following August 15, 2007. Among other things, this reflects the expectation that after that time the calculation of Trizec Canada’s per share after-tax net asset value will no longer reflect a provision for FIRPTA tax related to dispositions by Trizec Canada of shares of Trizec Properties common stock.
In the course of carrying on business, Trizec Canada has engaged in various activities and transactions, including reorganizations and sales of businesses and assets. The Corporation believes that all liabilities related to its activities and transactions have been paid or provided for in its financial statements. However, there can be no certainty that, for example, relevant taxation authorities will not propose adjustments or take actions that may give rise to presently unanticipated liabilities that the Corporation’s tax losses may not be adequate or available to offset, or that other liabilities will not be asserted. In particular, certain tax audits have not progressed as expeditiously as originally anticipated, and consequently it is likely that notices of assessment and/or clearance certificates in respect of the relevant tax years will not have been received by August 15, 2007. While the Corporation will continue to strive to resolve its liabilities and obtain tax clearance certificates prior to that date, the Corporation now believes that, with the prospect of significant redemptions, it may be necessary to take tax and other liabilities that may be asserted in the future into account in connection with share redemptions. Accordingly, an allowance for liabilities, contingent or otherwise, that may be asserted in the future may need to be made in calculating the Corporation’s per share after-tax net asset value for the purposes of establishing the Retraction Price.
The Corporation is committed to ensuring that all shareholders, regardless of whether or when they elect to redeem their shares, will be treated equitably in respect of excess cash remaining after all of the Corporation’s liabilities have been discharged or otherwise provided for. In this regard, Trizec Canada has retained professional advisors and is exploring various alternatives to ensure that the Corporation maintains sufficient

TRIZEC CANADA INC.	Page 12 of 37	MANAGEMENT’S DISCUSSION AND ANALYSIS

resources until such time as all of its liabilities are discharged or otherwise provided for and that all shareholders are treated fairly and equitably in connection with redemptions. Alternatives being considered include a holdback of some of the Corporation’s net other assets, in lieu of an allowance for contingent and other liabilities, until such time as all of its liabilities have been discharged. Prior to August 15, 2007, a determination will be made by the Board of Directors in respect of such alternatives to achieve fairness for all shareholders. Trizec Canada intends that if a holdback mechanism is adopted, it will provide for the receipt by redeeming shareholders of their pro rata share of the Corporation’s investment in Trizec Properties and potentially cash reflecting a portion of Trizec Canada’s other net asset value. Such shareholders would also be entitled to receive their pro rata share of the Corporation’s remaining other net assets, if any, once all liabilities are ultimately discharged or otherwise provided for.
Dividends
Trizec Canada indirectly owns one share of Trizec Properties common stock for each outstanding Trizec Canada subordinate voting share and multiple voting share. Trizec Canada receives quarterly dividends on the shares of common stock and special voting stock it holds of Trizec Properties, enabling it to pay the same dividend per Trizec Canada share as Trizec Properties pays per share of common stock. It is expected that Trizec Canada will, until November 2007, pay the same dividend per Trizec Canada subordinate voting share and multiple voting share as Trizec Properties pays per share of Trizec Properties common stock. After November 2007, the special voting stock of Trizec Properties will cease to pay dividends and thereafter Trizec Canada does not expect to pay per share dividends on its subordinate voting shares and multiple voting shares that are equivalent to the per share dividends paid by Trizec Properties on its common stock.
Trizec Properties’ ability to pay future dividends, and consequently Trizec Canada’s ability to pay future dividends, is subject to the risks incidental to the ownership and operation of real estate properties in the United States by Trizec Properties. Trizec Properties has stated that it intends to make distributions to its shareholders at least equal to the minimum amount required to maintain REIT status each year through regular quarterly dividend distributions.
During the first quarter of 2005, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On April 22, 2005, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the first quarter of 2005.
During the second quarter of 2005, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On July 22, 2005, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the second quarter of 2005.
During the third quarter of 2005, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On October 24, 2005, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the third quarter of 2005.
During the fourth quarter of 2005, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On January 24, 2006 Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the fourth quarter of 2005.

TRIZEC CANADA INC.	Page 13 of 37	MANAGEMENT’S DISCUSSION AND ANALYSIS

Exchangeable debentures
As at December 31, 2005, the Corporation had outstanding approximately $204.4 million principal amount Floating Rate Debentures, Series 1999-1, $204.4 million principal amount Floating Rate Debentures, Series 1999-2 and $275.0 million principal amount 3% Exchangeable Debentures (collectively, the “exchangeable debentures”). The 3% Exchangeable Debentures mature on January 29, 2021 and the Floating Rate Debentures, Series 1999-1 and Series 1999-2 mature on March 12, 2024. The principal amount of the exchangeable debentures are redeemable at the option of the holders for a fixed number of Barrick common shares, subject to the right of the Corporation to deliver cash or a combination of cash and Barrick common shares in lieu of the prescribed number of Barrick common shares.
The Corporation owns 30,299,558 common shares of Barrick that are pledged as collateral for the full satisfaction of the Corporation’s obligations with respect to the principal amount of the exchangeable debentures upon the exchange or maturity thereof. It is currently anticipated that Barrick common shares will be delivered to holders of the exchangeable debentures in connection with any exercise of the exchange rights. Accordingly, the Corporation does not consider there to be liquidity concerns associated with its obligations to satisfy the principal amounts of the exchangeable debentures.
The net interest expense on Trizec Canada’s 3% Exchangeable Debentures is predicated on Barrick having the financial ability to pay future dividends. A reduction in the future dividends paid by Barrick would have the effect of increasing the Corporation’s future net interest expense.
Revolving credit facility
As at December 31, 2005, Trizec Canada had available a $10 million revolving credit facility secured by six million shares of Trizec Properties common stock with no material financial covenants. No amounts were drawn and outstanding under the credit facility at December 31, 2005 or 2004. The Corporation’s ability to draw on this credit facility is subject to the approval of the lender.
Outstanding shares
The following numbers of Trizec Canada shares and share purchase options were outstanding at December 31, 2005 and March 16, 2006.

	Issued and Outstanding at
	December 31	March 16
	2005	2006

Subordinate Voting Shares	52,400,097	52,400,097
Multiple Voting Shares	7,522,283	7,522,283

	59,922,380	59,922,380

Options to purchase Subordinate Voting Shares	784,042	784,042

Contingencies
The Corporation is contingently liable under guarantees that are issued in the normal course of business and with respect to litigation and claims that arise from time to time. While the final outcome with respect to claims and litigation pending at December 31, 2005 cannot be predicted with certainty, in the opinion of management, any liability that may arise from such contingencies would not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Corporation.

TRIZEC CANADA INC.	Page 14 of 37	MANAGEMENT’S DISCUSSION AND ANALYSIS

In addition, the Corporation had provided a certain indemnification, which expired at the end of December 2005, related to the sale during 2003 of its interest in the TriGranit joint venture. During the fourth quarter of 2005, the Corporation received notice that a claim has been made under this indemnification in the amount of approximately $2.0 million (€1.7 million). The controlling shareholder of the Corporation is considered related to the party making the claim under the indemnification as a result of his indirect shareholdings in the claimant. The Corporation is of the view that the claim is without merit and intends to vigorously defend its position and accordingly, no amounts have been accrued in these financial statements at December 31, 2005.
The Corporation has also provided a certain indemnification, which expires on July 16, 2006, related to the sale during 2003 of a certain TriStannifer Developments’ property. The maximum amount of this indemnification cannot be reasonably estimated at this time.
RELATED PARTY TRANSACTIONS
In connection with the Arrangement, the Corporation agreed to provide services to and receive services from Trizec Properties. During the year ended December 31, 2005, the Corporation charged $0.5 million (2004 — $1.4 million) to Trizec Properties in relation to such services, and Trizec Properties charged the Corporation $0.4 million (2004 — $0.4 million). These services were provided in the normal course of business and included reimbursements for direct third party purchased services, and a portion of salaries for certain employees for direct services rendered. The Corporation and Trizec Properties continue to provide certain services to each other under the terms of the Arrangement.
On October 9, 2003, the Corporation invested approximately $4.0 million to Trizec Properties in exchange for preferred membership units in an entity that held a 91.5% interest in the Hollywood & Highland Hotel. The holders of the preferred membership units were entitled to an initial dividend of 8% per annum, increasing to 12% per annum, as well as any unrecovered capital contributions at the time of liquidation. On February 27, 2004, Trizec Properties sold the Hollywood & Highland Hotel and remitted approximately $4.8 million to the Corporation in full satisfaction of any outstanding dividends and unrecovered capital contributions.
NEWLY ISSUED ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS
CICA Handbook Section 3855 (“CICA 3855”) “Financial Instruments — Recognition and Measurement”
CICA 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and at what amount – sometimes using fair value; other times using cost-based measures. It also specifies how financial instrument gains and losses are to be presented. CICA 3855 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt CICA 3865 “Hedges” and CICA 1530 “Comprehensive Income”.
The Corporation is currently evaluating the impact of adoption of CICA 3855 and has not yet determined the effect of adoption on its results of operations and financial condition.

TRIZEC CANADA INC.	Page 15 of 37	MANAGEMENT’S DISCUSSION AND ANALYSIS

CICA Handbook Section 3865 (“CICA 3865”) “Hedges”
CICA 3865 is applicable whenever a company chooses to designate a hedging relationship for accounting purposes. It builds on existing Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is to be applied and what disclosures are necessary when it is applied. CICA 3865 applies for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year that ends on or after December 31, 2004. An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt CICA 3855 “Financial Instruments — Recognition and Measurement” and Section 1530 “Comprehensive Income”.
The Corporation is currently evaluating the impact of adoption of CICA 3865 and has not yet determined the effect of adoption on its results of operations and financial condition.
CICA Handbook Section 1530 (“CICA 1530”) “Comprehensive Income”
CICA 1530 introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. CICA 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. Financial statements of prior periods are required to be restated for certain comprehensive income items. In addition, an enterprise is encouraged, but not required to present reclassification adjustments, in comparative financial statements provided for earlier periods. An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt CICA 3855 “Financial Instruments - Recognition and Measurement” and CICA 3865 “Hedges”.
The Corporation is currently evaluating the impact of adoption of CICA 1530 and has not yet determined the effect of adoption on its results of operations and financial condition.
CICA Handbook Section 3251 (“CICA 3251”) “Equity”
CICA 3251 replaces CICA 3250 “Surplus”. It establishes standards for the presentation of equity and changes in equity during a reporting period. CICA 3251 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. Financial statements of prior periods are required to be restated for certain specified adjustments. For all other items, comparative financial statements presented are not restated, but an adjustment to the opening balance of accumulated other comprehensive income may be required. An entity adopting this CICA for a fiscal year beginning before October 1, 2006 must also adopt CICA 3855 “Financial Instruments — Recognition and Measurement”, CICA 3865 “Hedges”, and Section 1530 “Comprehensive Income”.
The Corporation is currently evaluating the impact of adoption of CICA 3251 and has not yet determined the effect of adoption on its results of operations and financial condition.

TRIZEC CANADA INC.	Page 16 of 37	MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY QUARTERLY INFORMATION
The following summarizes Trizec Canada’s operating results on a quarterly basis. In addition to the accounting change, certain comparatives have been reclassified to conform to the current year’s presentation of discontinued operations.

For the year ended December 31, 2005	1st	2nd	3rd	4th
(US$ millions, except per share amounts)	Quarter	Quarter	Quarter	Quarter	Year

Share of earnings of Trizec Properties	$7.9	9.2	4.1	1.1	22.3
Income from continuing operations	5.7	4.8	6.7	8.1	25.3
Discontinued operations	3.2	9.9	10.2	37.7	61.0
Net income	8.9	14.7	16.9	45.8	86.3
Income per share – basic and diluted
Continuing operations	0.10	0.08	0.11	0.14	0.42
Discontinued operations	0.05	0.17	0.17	0.63	1.02
Net income	0.15	0.25	0.28	0.77	1.44

For the year ended December 31, 2004	1st	2nd	3rd	4th
(US$ millions, except per share amounts)	Quarter	Quarter	Quarter	Quarter	Year

Share of earnings of Trizec Properties	$9.9	(9.4)	11.1	8.8	20.4
Income from continuing operations	13.5	27.8	9.9	11.6	62.8
Discontinued operations	18.6	(43.3)	16.3	36.4	28.0
Net income (loss)	32.1	(15.5)	26.2	48.0	90.8
Income (loss) per share – basic and diluted
Continuing operations	0.23	0.46	0.17	0.19	1.05
Discontinued operations	0.31	(0.72)	0.27	0.61	0.47
Net income (loss)	0.54	(0.26)	0.44	0.80	1.52

TRIZEC CANADA INC.	Page 17 of 37	MANAGEMENT’S DISCUSSION AND ANALYSIS

SELECTED ANNUAL INFORMATION
The following summarizes selected financial data for Trizec Canada for each of the three most recently completed financial years in addition to the accounting change, certain comparatives have been reclassified to conform to the current year’s presentation of discontinued operations.

As at December 31,
(US$ millions, except per share amounts)	2005	2004	2003

Investment in Trizec Properties, Inc.	$797.7	760.1	765.8
Total assets	1,410.9	1,382.4	1,385.6
Exchangeable debentures
Carrying amount	844.4	733.9	688.1
Deferred amount	46.5	157.0	202.8

For the years ended December 31,	2005	2004	2003

Share of earnings of Trizec Properties	$22.3	20.4	55.6
Income from continuing operations	25.3	62.8	118.6
Discontinued operations	61.0	28.0	18.7
Net income	86.3	90.8	137.3
Income per share – basic and diluted
Continuing operations	$0.42	1.05	1.98
Discontinued operations	$1.02	0.47	0.31
Net income	$1.44	1.52	2.29
Cash dividends per share	$0.80	0.80	0.60
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.
An evaluation of the effectiveness of the design and operations of our disclosure controls and procedures was conducted as of December 31, 2005, by and under the supervision of Trizec Canada’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that Trizec Canada’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings, and in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the Exchange Act), are effective to ensure that information required to be disclosed in reports that Trizec Canada files and submits under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms.
Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of Trizec Canada’s financial reporting and compliance with Canadian generally accepted accounting principles in its financial statements.
Trizec Canada’s management has evaluated whether there are changes in its internal controls over financial reporting during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting. No such changes were identified through management’s evaluation or any other means.
For the year ending December 31, 2006, Trizec Canada expects to comply with Section 404 of the Sarbanes-Oxley Act, which requires that Trizec Canada issue a report on management’s assessment of the effectiveness

TRIZEC CANADA INC.	Page 18 of 37	MANAGEMENT’S DISCUSSION AND ANALYSIS

of its internal controls over financial reporting and the management’s assessment be independently audited by the shareholders’ auditors.
INVESTMENT IN TRIZEC PROPERTIES, INC.
The following discussion of the Corporation’s business that is conducted through Trizec Properties is based upon Trizec Properties’ consolidated financial statements for the years ended December 31, 2005 and 2004, adjusted for certain differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”). This discussion of the results of Trizec Properties reflects Trizec Properties’ entire operations and is not limited to Trizec Canada’s pro rata economic interest therein.
Critical Accounting Policies
The preparation of Trizec Properties’ financial statements requires it to make estimates and judgements that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions or conditions. Critical accounting estimates are defined as those that involve significant judgement and potentially could result in materially different results under different assumptions and conditions. The following are critical accounting policies used by Trizec Properties in connection with the preparation of its financial statements.
Real Estate - Held for Disposition
With respect to real estate assets classified as held for disposition, the determination of such classification is based on Trizec Properties’ stated intention and ability to sell these properties within a stated time period. Real estate assets held for disposition are carried at the lower of their carrying values or estimates fair value less costs to sell. Estimated fair value is determined based on estimates by management of Trizec Properties of amounts that would be realized if the property were offered for sale in the ordinary course of business assuming a reasonable sales period and under normal market conditions. Fair values are determined using valuation techniques including third party appraisals when considered appropriate in the circumstances. Estimates of value include assumptions concerning future property cash flows, disposal dates and expected purchaser risk adjusted rates of return requirements. Different assumptions could result in significantly higher or lower estimates of fair value than those determined by management. In addition, changes in future market conditions could result in ultimate sale proceeds varying significantly from those assumed by management, resulting in future gains or losses being recorded.
Real Estate-Held for the Long Term
Trizec Properties evaluates the recoverability of its real estate assets held for the long term and records an impairment charge when there is an indicator of impairment and the undiscounted projected cash flows of the property are less than the carrying amount. A decline in operating results for a particular property could be an indicator of impairment and may therefore require a charge to income in the future.
Deferred Charges
Trizec Properties capitalizes a portion of its internal costs related to its dedicated regional leasing functions. These costs generally include compensation and related costs. The portion capitalized is based on an estimate of successful leasing efforts.

TRIZEC CANADA INC.	Page 19 of 37	MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenue Recognition
Estimates are used to establish amounts receivable from tenants for such things as common area maintenance, real estate taxes and other cost recoveries. In addition, an estimate is made with respect to Trizec Properties’ provision for allowance for doubtful accounts receivable. The allowance for doubtful accounts reflects Trizec Properties’ estimate of the amounts of the recorded accounts receivable at the balance sheet date that will not be realized from cash receipts in subsequent periods. If cash receipts in subsequent periods vary from the Trizec Properties’ estimates, or if a tenant’s financial condition deteriorates as a result of operating difficulties, additional changes to the allowance may be required.
Trizec Properties generally records the sales of operating properties using the full accrual method at closing when the earnings process is deemed to be complete. Sales not qualifying for full recognition at the time of sale are accounted for under other appropriate deferral methods.
Depreciation
Trizec Properties computes depreciation on its properties using the straight line method based on an estimated useful life of 40 years. The portion of the acquisition cost allocated between land and building for each property may vary based on estimated land value and other factors. The allocation of the acquisition cost to building and the determination of the useful life are based on estimates by management of Trizec Properties of the composite life of the buildings.
Accounting Definitions
Gross margin is not a recognized measure under Canadian GAAP. Trizec Properties’ management believes that in addition to net income (loss), gross margin is a useful supplemental measure as it provides investors with an indication of the performance of the office portfolio. Investors should be cautioned, however, that gross margin should not be construed as an alternative to net income as determined in accordance with Canadian GAAP as an indicator of profitability. Trizec Properties’ method of calculating gross margin may differ from other companies and, accordingly, gross margin may not be comparable to measures used by other companies.
Differences from Canadian Accounting Principles
Trizec Canada prepares its consolidated financial statements in accordance with Canadian GAAP. Trizec Properties prepares its consolidated financial statements in accordance with U.S. GAAP.
U.S. GAAP varies in certain significant respects from Canadian GAAP. The effect of these principal differences on the balance sheet and statement of income of Trizec Properties are quantified and described below.

TRIZEC CANADA INC.	Page 20 of 37	MANAGEMENT’S DISCUSSION AND ANALYSIS

Trizec Properties, Inc.
Balance Sheets				2005				2004
As at December 31,	U.S.	Proportionate	Leasing	Property	Derivative		CDN	CDN
(US$ millions)	GAAP	Consolidation	Costs	Book Value	Instruments	Other	GAAP	GAAP

Assets
Real estate, net	$3,897.4	479.7	135.1	(39.4)	—	—	4,472.8	4,205.7
Cash and cash equivalents	36.5	—	—	—	—	—	36.5	194.3
Escrows and Restricted cash	70.0	35.0	—	—	—	—	105.0	116.9
Investment in unconsolidated real estate joint ventures	206.6	(206.6)	—	—	—	—	—	—
Other assets	499.7	86.5	(135.1)	—	2.1	1.3	454.5	372.2

	$4,710.2	394.6	—	(39.4)	2.1	1.3	5,068.8	4,889.1

Liabilities
Mortgage debt and other loans	$2,210.3	413.7	—	—	—	—	2,624.0	2,639.4
Accounts payable and accrued liabilities	374.5	(19.1)	—	—	(1.8)	6.4	360.0	317.1
Minority interest	8.1	—	—	—	—	(5.5)	2.6	2.8
Redeemable preferred stock	0.2	—	—	—	—	(0.2)	—	—

	2,593.1	394.6	—	—	(1.8)	0.7	2,986.6	2,959.3

Shareholders’ Equity	2,117.1	—	—	(39.4)	3.9	0.6	2,082.2	1,929.8

	$4,710.2	394.6	—	(39.4)	2.1	1.3	5,068.8	4,889.1

Trizec Canada’s investment in Trizec Properties, Inc. under Canadian GAAP:
Assets	$5,068.8	4,889.1
Liabilities	2,986.6	2,959.3

Net Assets	$2,082.2	1,929.8

Trizec Canada’s share (approximately 38% (2004 – 39%))	$797.7	760.1

TRIZEC CANADA INC.	Page 21 of 37	MANAGEMENT’S DISCUSSION AND ANALYSIS

								Increase
Trizec Properties, Inc.								(decrease)
Statements of Income								in Net
For the years ended December 31,			2005				2004	Income
	U.S.	Proportionate	Property Book	Accounting		CDN	CDN	CDN
(US$ millions)	GAAP	Consolidation	Value	Change	Other	GAAP	GAAP	GAAP

Revenues
Property revenue	$722.0	108.1	—	—	—	830.1	748.5	81.6

Expenses
Property operating expenses	(337.4)	(51.5)	—	(0.6)	—	(389.5)	(336.4)	(53.1)
General and administrative expense	(38.7)	—	—	—	—	(38.7)	(39.8)	1.1
Depreciation and amortization expense	(170.8)	(17.2)	1.4	(0.2)	—	(186.8)	(145.6)	(41.2)
Provision for loss on real estate	—	—	—	—	—	—	(25.2)	25.2
Provision for loss on investment	—	—	—	—	—	—	—	—

	(546.9)	(68.7)	1.4	(0.8)	—	(615.0)	(547.0)	(68.0)

Operating Income	175.1	39.4	1.4	(0.8)	—	215.1	201.5	13.6

Other income (expenses)
Interest and other income	6.6	1.0	—	—	—	7.6	5.7	1.9
Foreign currency exchange gain	—	—	—	—	—	—	3.3	(3.3)
Loss on early debt retirement	(6.8)	(0.8)	—	—	—	(7.6)	(12.0)	4.4
Recovery on insurance claims	—	—	—	—	—	—	0.7	(0.7)
Interest expense	(138.6)	(24.0)	—	—	—	(162.6)	(157.4)	(5.2)
Derivative gain (loss)	—	(0.6)	—	—	—	(0.6)	—	(0.6)
Lawsuit settlement	3.3	—	—	—	—	3.3	3.7	(0.4)

	(135.5)	(24.4)	—	—	—	(159.9)	(156.0)	(3.9)

Income before the following	39.6	15.0	1.4	(0.8)	—	55.2	45.5	9.7
Gain on sale of properties, net	—	—	—	—	0.2	0.2	10.2	(10.0)
Provision for income and other corporate taxes	3.8	—	—	—	—	3.8	(13.7)	17.5
Minority interest	(1.0)	—	—	—	0.9	(0.1)	—	(0.1)
Income from unconsolidated real estate joint ventures	15.0	(15.0)	—	—	—	—	—	—

Income from continuing operations	57.4	—	1.4	(0.8)	1.1	59.1	42.0	17.1

Discontinued operations
Income from discontinued operations	19.6	—	0.1	—	—	19.7	(63.5)	83.2
Gain on disposition of discontinued real estate	133.1	—	4.2	—	—	137.3	134.7	2.6

	152.7	—	4.3	—	—	157.0	71.2	85.8

Gain (loss) on disposition on real estate, net	0.2	—	—	—	(0.2)	—	—	—

Income before cumulative effect of change in accounting principle	210.3	—	5.7	(0.8)	0.9	216.1	113.2	102.9

Cumulative effect of a change in accounting principle	(4.9)	—	—	4.9	—	—	—	—

Net income	$205.4	—	5.7	4.1	0.9	216.1	113.2	102.9

Trizec Canada’s share of earnings of Trizec Properties under Canadian GAAP

Continuing operations						$22.3	20.4
Discontinued operations						61.0	28.0

						$83.3	48.4

TRIZEC CANADA INC.	Page 22 of 37	MANAGEMENT’S DISCUSSION AND ANALYSIS

Proportionate consolidation
Under U.S. GAAP, proportionate consolidation is generally not permitted for joint ventures and the cost, equity or full consolidation methods of accounting must be followed, as appropriate. Under Canadian GAAP, the accounts of all jointly controlled incorporated and unincorporated joint ventures and partnerships are proportionately consolidated according to the Corporation’s ownership interest.
Leasing costs
Under Canadian GAAP, leasing costs are classified as part of real estate, net, whereas under U.S. GAAP they are classified as deferred charges and included in other assets.
Property book value
Under Canadian GAAP, building depreciation, gain on sale of properties, net, and provision for losses on properties are affected as a result of lower carrying values of certain properties compared with U.S. GAAP. These differences resulted from historical adjustments to the carrying amounts of assets acquired whose tax bases, at acquisition date, differed from the assigned values for accounting purposes. The tax effect of these bases differences was added to the carrying value of the associated properties on acquisition for U.S. GAAP purposes. Under Canadian GAAP, the tax effect of these bases differences was charged to retained earnings on implementation, on January 1, 2000, of CICA Handbook Section 3465 “Income Taxes”.
Derivative instruments
Under U.S. GAAP, Trizec Properties follows Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition of all derivative instruments as assets or liabilities in the Corporation’s consolidated balance sheet at fair value. Changes in the fair value of derivative instruments that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS No. 133 are required to be reported through the statement of operations. For derivatives designated as hedging instruments in qualifying cash flow hedges, the effective portion of changes in fair value of the derivatives is recognized in other comprehensive income (loss) until the forecasted transactions occur and the ineffective portions are recognized in the statement of operations. In addition, Trizec Properties uses certain interest rate protection agreements to manage risks from fluctuations in variable interest rates, as well as to hedge anticipated future financing transactions. Under Canadian GAAP, the Corporation accounts for interest rate cap contracts as hedges and, as a result, the carrying values of the financial instruments are not adjusted to reflect their current market values, except for any non-hedging portions of the derivative instruments. Any amount receivable or payable arising from interest rate cap contracts are recognized as an adjustment of interest expense. Premiums paid to arrange interest rate cap contracts are deferred and amortized to interest expense over the term of the contracts. Under interest rate swap agreements, payments or receipts are recognized as adjustments to interest expense.
Accounting Change
Under U.S. GAAP, the cumulative effect of adopting Financial Accounting Standards board Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations – an Interpretation of FASB Statement No. 143” (“FIN No. 47”) is recorded as a “Cumulative Effect of a Change in Accounting Principle”. Under Canadian GAAP, Trizec Canada adopted EIC-159 and accounted for this change retroactively with restatement of prior

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periods. FIN No. 47 and ECI-159 are not substantively different with the exception of restatement of prior periods.
Pending Acquisition
In December 2005, Trizec Properties entered into a purchase agreement with General Electric Capital Corporation (“GECC”), and a merger agreement with GECC, Arden Realty, Inc. (“Arden”) and certain of their affiliates pursuant to which it has agreed to acquire 13 office properties totaling approximately 4.1 million (unaudited) square feet and several development land parcels located in Southern California that are currently owned by Arden (the “Arden portfolio”) for an aggregate consideration of approximately $1.63 billion. Trizec Properties expects to fund the acquisition with a bridge loan of up to $1.48 billion. Trizec Properties anticipates that the bridge loan will have a twelve-month term, with two six-month extension options. The balance of the acquisition price will be funded with a draw on Trizec Properties’ existing unsecured credit facility and the issuance of up to approximately $75.0 million of common units in the Operating Company (defined below) to holders of limited partnership interests in Arden’s operating partnership. Trizec Properties anticipates that the outstanding balance on the bridge loan and unsecured credit facility will be gradually repaid with proceeds from future property dispositions and permanent mortgage financings.
Trizec Properties’ acquisition of the Arden portfolio is contingent upon the completion of GECC’s acquisition of Arden. Trizec Properties anticipates that the closing of the Arden portfolio acquisition will occur by the end of the second quarter of 2006.
UPREIT structure
On December 22, 2004, Trizec Properties completed the reorganization of its operating structure by converting to an umbrella partnership real estate investment trust, or UPREIT, structure (the “UPREIT Conversion”). In connection with the UPREIT Conversion, Trizec Properties formed a new operating entity, Trizec Holdings Operating LLC, a Delaware limited liability company (the “Operating Company). Trizec Properties now conducts and intends to continue to conduct its business, and owns and intends to continue to own substantially all of its assets, through the Operating Company. As the sole managing member of the Operating Company, Trizec Properties generally has the exclusive power under the limited liability company agreement to manage and conduct the business of the Operating Company, subject to certain limited approval and voting rights of other members that may be admitted in the future. Currently, the Operating Company is wholly owned by Trizec Properties.
Trends in Occupancy
Although the macroeconomic conditions that negatively affected employment levels over the past few years have improved, demand for office space in Trizec Properties’ core markets has been relatively stagnant resulting in relatively flat occupancy rates. However, Trizec Properties is optimistic that demand for office space will continue to improve during 2006 and into 2007. The office rental market continues to be extremely competitive. Such competitive environment for attracting tenants continues to apply downward pressure on market rents and upward pressure on tenant incentives. Although rental rates for new and renewal leasing have remained relatively flat for the year ended December 31, 2005, Trizec Properties has experienced modest decreases in rental rates for new and renewal leasing during the fourth quarter of 2005. Trizec Properties’ focus for 2006 will be to renew or re-lease expiring space. The table below reflects occupancy rates by market at December 31, 2005 compared to December 31, 2004 and shows the percentage of square feet scheduled to expire during 2006 for its office portfolio.

TRIZEC CANADA INC.	Page 24 of 37	MANAGEMENT’S DISCUSSION AND ANALYSIS

OWNED AREA
	Occupancy Rates At		Percentage of space
	December 31, 2005	December 31, 2004	expiring during 2006
Core Markets
Atlanta	91.2%	89.0%	11.9%
Chicago	87.1%	94.0%	15.1%
Dallas	84.8%	85.2%	6.3%
Houston	84.3%	84.4%	5.6%
Los Angeles	89.2%	88.4%	15.1%
New York	92.3%	96.8%	5.0%
Washington, D.C	90.6%	95.0%	8.1%

Total Core Markets	88.5%	90.2%	8.8%

Secondary Markets	85.8%	83.9%	30.1%

Total Office Properties	88.2%	89.5%	10.7%

For the year ended December 31, 2005, Trizec Properties leased approximately 5.3 million square feet of owned area new and renewal space. Occupancy for Trizec Properties’ portfolio based on owned area was approximately 88.2% at December 31, 2005, compared to approximately 89.5% at December 31, 2004. In addition, for the year ended December 31, 2005, based upon owned area, leases expired at an average gross rent of approximately $24.58 per square foot and were generally being signed at an average gross rent of approximately $23.81 per square foot.
Trizec Properties monitors the financial strength of its key tenants and, therefore, their ability to pay rent and the likelihood that they will continue to pay rent, through a watch list process applied at the local, regional and corporate property management levels. This monitoring process is designed to help it identify significant credit risks. At the end of December 2005, Trizec Properties was closely monitoring tenants with leases representing approximately 1.6% of the leaseable area of its U.S. office portfolio and approximately 1.5% of the annual gross rent of its U.S. office portfolio.
Results of operations for the year ended December 31, 2005
Property Revenues
Property revenues increased by approximately $81.6 million for the year ended December 31, 2005 compared to the year ended December 31, 2004. In line with Trizec Properties’ overall investment strategy, it acquired Bank of America Plaza, located in Los Angeles, California, in the third quarter of 2004; an interest in 2001 M Street, located in Washington D.C., in the fourth quarter of 2004; 1200 K Street, N.W., located in Washington, D.C., in the second quarter of 2005; and Figueroa at Wilshire, located in Los Angeles, California, in the third quarter of 2005. Such acquisitions resulted in an increase in property revenues of approximately $71.8 million for the year ended December 31, 2005 compared to the year ended December 31, 2004. Additional rental revenue increased by approximately $7.9 million primarily due to an increase in average occupancy in the Washington, D.C. and Los Angeles markets, as well as an increase in rental rates in the New York market. Tenant recoveries increased by approximately $3.1 million primarily due to an increase in recoverable operating expenses as discussed below. In addition, parking and other income increased by approximately $6.7 million primarily due to an increase in fees associated with services provided to tenants. These increases were partially offset by a decrease in property revenues of approximately $0.6 million due to the sale of 151 Front Street, located in Toronto, Ontario, in the first quarter of 2004, and a decrease of approximately $3.2 million due to the sale of a 50% interest in Plaza of the Americas, located in Dallas, Texas, in the second quarter of 2004. In addition, there was a decrease of approximately $4.2 million in management fee income for the year

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ended December 31, 2005 compared to the year ended December 31, 2004. This decrease was primarily due to the cessation of Trizec Properties’ management of the Sears Tower, located in Chicago, Illinois, in the second quarter of 2004.
Lease termination fees are an element of ongoing real estate ownership. Included in the property revenue analysis above, for the year ended December 31, 2005, Trizec Properties recognized approximately $7.2 million of termination fees compared to approximately $8.2 million for the year ended December 31, 2004.
Property Operating Expenses
Property operating expenses increased by approximately $53.1 million for the year ended December 31, 2005 compared to the year ended December 31, 2004. Property operating expenses increased by approximately $31.5 million due to the acquisitions of Bank of America Plaza, 1200 K Street, N.W., Figueroa at Wilshire and an interest in 2001 M Street. Property operating expenses increased by approximately $18.1 million primarily due to an increase in utilities expense in the Dallas and Houston markets and general increases in repairs and maintenance expense and other recoverable expenses for the year ended December 31, 2005 compared to the year ended December 31, 2004. In addition, approximately $8.2 million of the increase in property operating expenses was due to an increase in property taxes, primarily in the New York market. These increases were partially offset by a decrease in property operating expenses of approximately $3.0 million due to the sale of a 50% interest in Plaza of the Americas in the second quarter of 2004 and the sale of 151 Front Street in the first quarter of 2004. In addition, a decrease in insurance expense resulted in a decrease in property operating expenses of approximately $1.7 million for the year ended December 31, 2005 compared to the year ended December 31, 2004.
Excluding the impact of lease termination fees on revenues, Trizec Properties’ gross margin (property revenues, excluding lease termination fees, less property operating expenses) decreased to approximately 52.7% for the year ended December 31, 2005 from approximately 54.6% for the year ended December 31, 2004, primarily reflecting an increase in operating expenses.
General and Administrative
General and administrative expense includes expenses for corporate and portfolio asset management functions. Expenses for property management and fee-based services are recorded as property operating expenses.
General and administrative expense decreased by approximately $1.1 million for the year ended December 31, 2005 compared to the year ended December 31, 2004. During the fourth quarter of 2004, Trizec Properties terminated its lease at the Sears Tower, located in Chicago, Illinois, and paid a fee of approximately $3.2 million related to such termination. In addition, there was a decrease in separation costs during the year ended December 31, 2005 compared to the year ended December 31, 2004. These decreases were partially offset by an increase in employee compensation during the year ended December 31, 2005 compared to the year ended December 31, 2004.
Depreciation and Amortization
Depreciation and amortization expense increased by approximately $41.2 million for the year ended December 31, 2005 compared to the year ended December 31, 2004. The acquisitions of Bank of America Plaza, 1200 K Street, N.W., Figueroa at Wilshire and an interest in 2001 M Street resulted in an increase in depreciation and amortization expense of approximately $38.1 million. Additional tenant improvements incurred for the relocation of Trizec Properties’ corporate headquarters, as well as the write off of unamortized tenant

TRIZEC CANADA INC.	Page 26 of 37	MANAGEMENT’S DISCUSSION AND ANALYSIS

improvements on its former corporate headquarters, resulted in an increase in depreciation and amortization expense of approximately $1.3 million. In addition, depreciation and amortization expense increased by approximately $2.6 million primarily due to accelerated depreciation of tenant improvements resulting from early termination of leases and additional depreciation related to tenant improvements incurred subsequent to January 1, 2004. These increases in depreciation and amortization expense were partially offset by a decrease in depreciation and amortization expense of approximately $0.8 million due to the disposition of a 50% interest in Plaza of the Americas in the second quarter of 2004.
Provision for loss on real estate
During the year ended December 31, 2004, Trizec Properties recognized a provision for loss on real estate in the aggregate amount of approximately $25.2 million. In May 2004, Trizec Properties entered into a joint venture agreement with a third party to own and operate Plaza of the Americas, located in Dallas, Texas, “Trizec Plaza of the Americas, L.P.” Prior to the formation of Trizec Plaza of the Americas L.P., Plaza of the Americas was 100% owned by Trizec Properties. In conjunction with the formation of Trizec Plaza of the Americas, L.P., Trizec Properties sold a 50% interest in Plaza of the Americas to the third party for a net sales price of approximately $47.8 million, resulting in a net loss on disposition of real estate of approximately $20.1 million. In conjunction with the sale of its 50% interest in Plaza of the Americas, Trizec Properties determined that the fair value of Plaza of the Americas, based on the contract price, was less than its carrying value of such asset. Accordingly, Trizec Properties recognized a provision for loss on real estate of approximately $12.0 million related to its 50% interest in Plaza of the Americas to reduce the carrying value of such property to its fair value.
In addition, during the year ended December 31, 2004, Trizec Properties recognized a provision for loss on real estate of approximately $13.2 million to reduce the carrying value of its investment in Main Street Partners, L.P., a joint venture through which it owns a 50% interest in Bank One Center in Dallas, Texas, to its fair value. Fair value was determined by internal valuation.
Interest and Other Income
Interest and other income increased by approximately $1.9 million for the year ended December 31, 2005 compared to the year ended December 31, 2004 primarily due to an increase in average cash balances and an increase in interest rates for the year ended December 31, 2005 compared to the year ended December 31, 2004.
Foreign Currency Exchange Gain
During the year ended December 31, 2004, Trizec Properties sold 151 Front Street in Toronto Ontario, recognizing a foreign currency exchange gain of approximately $3.3 million.
Loss on Early Debt Retirement
During the year ended December 31, 2005, Trizec Properties recorded an aggregate loss on early debt retirement of approximately $7.6 million. In conjunction with the sales of Metropolitan Square and Twinbrook Metro Plaza, Trizec Properties repaid and retired the mortgage loans collateralized by such properties, resulting in a loss on early debt retirement of approximately $5.9 million, comprised of yield maintenance fees. In addition, Trizec Properties also repaid and retired the mortgage loan collateralized by the Watergate Office Building, resulting in a loss on early debt retirement of approximately $0.6 million, comprised of a yield maintenance fee. Trizec Properties recorded a loss on early debt retirement of approximately $0.1 million due to the write-off of unamortized deferred financing costs related to the repayment of approximately $19.0 million of its variable interest rate commercial mortgage pass-through certificates. Also, in October 2005,

TRIZEC CANADA INC.	Page 27 of 37	MANAGEMENT’S DISCUSSION AND ANALYSIS

Trizec Properties amended and restated its $750.0 million unsecured credit facility resulting in a loss on early debt retirement of approximately $0.2 million due to the write-off of unamortized deferred financing costs.
In December 2004, in conjunction with the sale of 250 West Pratt Street, located in Baltimore, Maryland, Trizec Properties and the lender of the mortgage loan collateralized by such property agreed to modify certain terms of the mortgage loan. The lender of the mortgage loan agreed to release the property as collateral for the mortgage loan in consideration of the establishment of an escrow, for the benefit of the lender, in the amount of approximately $28.7 million. The escrow was comprised of funds to be used to repay the full outstanding principal balance of the mortgage loan as well as interest payments through January 3, 2005. The escrow funds of approximately $28.7 million were included in restricted cash on Trizec Properties’ balance sheet at December 31, 2004. On January 3, 2005, the funds held in escrow were released to the lender. In conjunction with the repayment and retirement of the mortgage loan in January 2005, Trizec Properties recorded a minimal loss on early debt retirement, comprised primarily of the write-off of unamortized deferred financing costs.
During the year ended December 31, 2004, Trizec Properties recorded an aggregate loss on early debt retirement of approximately $7.0 million. During the year ended December 31, 2004, Trizec Properties recorded a loss on early debt retirement of approximately $1.4 million due to the write-off of unamortized deferred financing costs related to the retirement of its $350.0 million revolving credit facility. Trizec Properties recorded a loss on early debt retirement of approximately $3.2 million comprised of the write-off of unamortized deferred financing costs of approximately $2.4 million and a prepayment fee of approximately $0.8 million related to the repayment of approximately $444.1 million of its variable interest rate commercial mortgage pass-through certificates. In addition, in conjunction with the sale of real estate and the refinancing of a $120.0 million mortgage loan, Trizec Properties recorded a loss on early debt retirement of approximately $2.4 million comprised of the write-off of unamortized deferred financing costs of approximately $0.9 million and a prepayment penalty of approximately $2.7 million, offset by the forgiveness of debt of approximately $1.2 million.
Recovery on Insurance Claims
During the year ended December 31, 2005, Trizec Properties received approximately $0.1 million in insurance proceeds related to window replacements at 550 W. Washington, located in Chicago, Illinois, that were damaged in 2003.
During the year ended December 31, 2004, Trizec Properties received approximately $0.4 million in insurance proceeds related to a chiller it replaced at Plaza of the Americas, located in Dallas, Texas, that was damaged in 2003. In addition, Trizec Properties received approximately $0.3 million in insurance proceeds related to window replacements at 550 W. Washington, located in Chicago, Illinois, that were damaged in 2003.
Interest Expense
Interest expense increased by approximately $5.2 million for the year ended December 31, 2005 compared to the year ended December 31, 2004. A higher outstanding balance on Trizec Properties’ credit facility resulted in an increase in interest expense of approximately $5.8 million for the year ended December 31, 2005 compared to the year ended December 31, 2004. In addition, in conjunction with the purchase of Bank of America Plaza in Los Angeles, California and the acquisition of an interest in 2001 M Street in Washington, D.C., during the year ended December 31, 2004, Trizec Properties entered into mortgage loans totaling, in the aggregate, approximately $286.5 million which resulted in an increase in interest expense of approximately $9.8 million. These increases were partially offset by a decrease in interest expense of approximately $5.9 million due to the settlement of certain interest rate swap contracts during the fourth quarter of 2004. In addition, capitalized interest on the Waterview mixed-use development resulted in a decrease in interest expense of

TRIZEC CANADA INC.	Page 28 of 37	MANAGEMENT’S DISCUSSION AND ANALYSIS

approximately $0.7 million. Interest expense decreased approximately $7.8 million due to the repayment and retirement of certain mortgage loans including approximately $444.1 million of Trizec Properties’ variable rate commercial mortgage pass-through certificates in the second half of 2004.
Lawsuit and Other Settlements
During the year ended December 31, 2005, Trizec Properties recorded a gain on lawsuit settlement of approximately $0.9 million related to the settlement and recovery of damages on development land at Interstate Parkway, located in Atlanta, Georgia. Cash proceeds from this lawsuit settlement were received in the third quarter of 2005. Also during the year ended December 31, 2005, Trizec Properties recognized a gain of approximately $1.0 million related to the settlement and recovery of damages from a former tenant at 12010 Sunrise Valley Drive, located in Reston, Virginia. Cash proceeds from this settlement were received in the fourth quarter of 2005. In addition, Trizec Properties recognized a gain on lawsuit settlement of approximately $0.6 million as final settlement of damage claims related to certain of its sold properties. Cash proceeds from this lawsuit settlement were received in the fourth quarter of 2005.
During the year ended December 31, 2004, Trizec Properties recorded a gain on lawsuit settlement of approximately $3.7 million related to the final resolution and settlement of an asbestos claim. Cash proceeds from this lawsuit settlement were received in the fourth quarter of 2004.
Provision for Income and Other Corporate Taxes
Income and other taxes include franchise, capital, alternative minimum and foreign taxes related to ongoing real estate operations. Income and other taxes decreased by approximately $17.5 million for the year ended December 31, 2005 compared to the year ended December 31, 2004 primarily due to a settlement of previously recorded tax liabilities, to a reduction in state taxes and built-in gain taxes as a result of legal entity restructuring, and a reduction in certain state and federal tax liabilities from the completion of various tax returns during the period.
Trizec Properties had previously recorded a tax liability related to 1998 tax issues between it and a wholly-owned subsidiary of Trizec Canada Inc. and the IRS. During the second quarter of 2005, the wholly-owned subsidiary of Trizec Canada Inc. reached a settlement with, and made payment to, the IRS with regard to the 1998 tax matters. As a result, Trizec Properties determined that it had been relieved of any potential tax liability related to this matter and therefore reduced its tax liability by, and recorded a benefit from income taxes of, approximately $2.8 million.
Minority Interest
During the year ended December 31, 2005, minority interest attributable to Trizec Properties’ consolidated joint ventures resulted in a minority interest loss of approximately $0.1 million.
Gain on Sale of Properties
In May 2004, Trizec Properties entered into a joint venture agreement with a third party to own and operate Plaza of the Americas, located in Dallas, Texas. Prior to the formation of Trizec Plaza of the Americas, L.P., Plaza of the Americas was 100% owned by Trizec Properties. In conjunction with the formation of Trizec Plaza of the Americas, L.P., Trizec Properties sold a 50% interest in Plaza of the Americas to the third party for a net sales price of approximately $47.8 million, resulting in a net loss on disposition of real estate of approximately $20.1 million, for the sale of the 50% interest. This loss is offset by a gain on disposition of real estate, of approximately $20.6 million due to the sale of 151 Front Street in Toronto, Ontario which was subject to the

TRIZEC CANADA INC.	Page 29 of 37	MANAGEMENT’S DISCUSSION AND ANALYSIS

transition rules of CICA 3475. In addition, during the year ended December 31, 2004, Trizec Properties disposed of four land parcels that resulted in a gain on disposition of real estate of approximately $9.7 million.
Discontinued Operations
Income from properties classified as discontinued operations decreased by approximately $17.4 million for the year ended December 31, 2005 compared to the year ended December 31, 2004. Income from discontinued operations for the year ended December 31, 2004 includes the net income from all properties classified as held for disposition and not sold prior to January 1, 2004, whereas income from discontinued operations for the year ended December 31, 2005 includes only the net income from properties classified as held for disposition and not sold prior to January 1, 2005.
During the fourth quarter of 2005, Trizec Properties entered into an agreement with a third party to sell Williams Center I & II for a gross sale price of approximately $42.5 million. As part of the agreement, Trizec Properties is to provide a $2.0 million subordinated personally guaranteed note to the buyer, reducing the net proceeds to be paid to Trizec Properties. The terms of the note require payments to be made to Trizec Properties from excess cash flow of the property, as defined under the note agreement. To the extent the property does not generate excess cash flow, interest accrues on the note and payment is deferred.
In addition, after the contract to sell Williams Center I & II had been executed, a tenant notified Trizec Properties of its intent to terminate its lease for a payment of approximately $3.3 million. As part of the sale agreement, Trizec Properties was required to obtain approval for the transaction from the buyer. The buyer approved the transaction which was effected via a reduction in the sale proceeds to be paid to it in the amount of the termination fee.
As a result of the above terms, the expected net sales proceeds on the sale of Williams Center I & II at December 31, 2005 was less than the carrying value of the asset. In accordance with CICA 3475, Trizec Properties recorded a provision for loss on real estate in the amount of approximately $3.5 million.
During the year ended December 31, 2004, Trizec Properties recognized a provision for loss on disposition of discontinued real estate of approximately $104.1 million, relating to eight properties that were designated as held for disposition on June 30, 2004, to reduce the carrying value of such properties to fair value. Fair value of the eight properties was determined by contract prices, less transaction costs and/or internal valuation. During the year ended December 31, 2005, Trizec Properties disposed of five non-core office properties that resulted in a gain on disposition of discontinued real estate of approximately $137.3 million.
During the year ended December 31, 2004, Trizec Properties recognized a gain on disposition of discontinued real estate of approximately $134.7 million due to the sales of the Hollywood & Highland Complex and fourteen non-core office properties.
Liquidity and Capital Resources
Trizec Properties’ stated objective is to ensure, in advance, that there are ample resources to fund ongoing operating expenses, capital expenditures, debt service requirements and the distributions required to maintain its REIT status.
Trizec Properties expects to meet its liquidity requirements over the next twelve months, and beyond, for normal recurring expenditures, non-recurring capital expenditures, potential future acquisitions and developments, major renovations, expansions, scheduled debt maturities, ground lease payments, operational tax obligations, settlement of pre-REIT tax issues and dividend distributions (including special dividend

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distributions on its special voting stock) through cash flows from operations, asset sales, entering into joint venture arrangements or partnerships with equity providers, current cash and credit availability, refinancing of existing mortgage debt, incurrence of secured debt, proceeds from the possible sale of its capital stock or a combination of these sources. While Trizec Properties may be able to anticipate and plan for certain liquidity needs, there may be unexpected increases in uses of cash that are beyond its control and which would affect its financial condition and results of operations. For example, Trizec Properties may be required to comply with new laws or regulations that cause it to incur unanticipated capital expenditures for its properties, thereby increasing its liquidity needs. In addition, Trizec Canada may engage in internal transactions, such as transferring some or all of its common stock and special voting stock that it owns to another affiliate, or the withholding rate on dividends paid to Trizec Canada may increase. In either such case, the special dividend payments that Trizec Properties makes to Trizec Canada will increase.
Even if there are no material changes to Trizec Properties’ anticipated uses of cash, its sources of cash may be less than anticipated or needed. Trizec Properties’ net cash flow from operations, the single largest source of cash, is dependent upon the occupancy levels of its properties, net effective rental rates on current and future leases, collectibility of rent from its tenants, the level of operating and other expenses, as well as other factors. Material changes in these factors may adversely affect its net cash flow from operations.
Trizec Properties has a $750.0 million unsecured credit facility, which matures in October 2008. The amount available for it to borrow under the unsecured credit facility at any time is determined by certain properties that Trizec Properties, or its subsidiaries that may from time to time guarantee the unsecured credit facility, own that satisfy certain conditions of eligibility. These conditions are common for unsecured credit facilities of this nature. The amount available for Trizec Properties to borrow under the unsecured credit facility for the remainder of its term will likely fluctuate. The capacity under the unsecured credit facility may decrease if it sells or place permanent financing on assets currently supporting the unsecured credit facility. In addition, the capacity under the unsecured credit facility may decrease if assets no longer meet certain eligibility requirements. Likewise, the capacity under the unsecured credit facility may increase if certain assets otherwise meet the eligibility requirements. As of December 31, 2005, the amount available for Trizec Properties to borrow under the unsecured credit facility was approximately $750.0 million, of which $347.0 million was outstanding. During the remainder of the term of the unsecured credit facility, Trizec Properties expects the outstanding balance to fluctuate. The balance under the unsecured credit facility will likely increase from time to time as Trizec Properties uses funds from the unsecured credit facility to meet a variety of liquidity requirements such as dividend payments, tenant installation costs, future tax payments and acquisitions that may not be fully met through operations. The balance under the unsecured credit facility will also likely be reduced from time to time as Trizec Properties pays it down with proceeds generated from asset sales, secured borrowings, operating cash flows and other sources of liquidity.
In October 2005, Trizec Properties and the lenders under its $750.0 million unsecured credit facility agreed to amend and restate the unsecured credit facility (the “2005 Unsecured Credit Facility”). Among other things, the lenders agreed to convert the facility from a $600.0 million revolver component and a $150.0 million term component to a $750.0 million revolver, reduce the interest rate on borrowings and extend the term through October 2008. The 2005 Unsecured Credit Facility bears interest at LIBOR plus a spread of 0.95% to 1.65% based on its total leverage and matures in October 2008. The financial covenants, as defined in the 2005 Unsecured Credit Facility, include the quarterly requirements for the total leverage ratio not to exceed 60.0%; the requirement for the interest coverage ratio to be greater than 2.0 times; the requirement for the fixed charge coverage ratio to be greater than 1.5 times; and the requirement for the net worth to be in excess of $1.5 billion. These financial covenants also restrict dividends or distributions to no more than 90% of Trizec Properties’ funds from operations (as defined in the 2005 Unsecured Credit Facility agreement). If Trizec Properties is in default in respect of its obligations under the 2005 Unsecured Credit Facility agreement, dividends will be

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limited to the amount necessary to maintain its REIT status. At December 31, 2005, Trizec Properties was in compliance with these financial covenants.
Trizec Properties also have available an effective shelf-registration statement under which it may offer and sell up to an aggregate amount of $750.0 million of common stock, preferred stock, depositary shares representing shares of its preferred stock and warrants exercisable for common stock or preferred stock. However, Trizec Properties’ ability to raise funds through sales of common stock, preferred stock, depositary shares representing shares of its preferred stock and common and preferred stock warrants is dependent upon, among other things, general market conditions for REITs, market perceptions about the company, the trading price of its stock and interest rates. The proceeds from the sale of shares of common stock, preferred stock, depositary shares representing shares of its preferred stock or common and preferred stock warrants, if any, would be used for general corporate purposes, which may include, among other things, the acquisition of additional properties or the repayment of outstanding indebtedness.
After dividend distributions, Trizec Properties’ remaining cash from operations may not be sufficient to allow it to retire all of its debt as it comes due. Accordingly, Trizec Properties may be required to refinance maturing debt or repay it utilizing proceeds from property dispositions or issuance of equity securities. Trizec Properties’ ability to refinance maturing debt will be dependent on its financial position, the cash flow it receives from its properties, the value of its properties, liquidity in the debt markets and general economic and real estate market conditions. There can be no assurance that such refinancing or proceeds will be available, or be available on economical terms, in the future.
Contractual Obligations
The following table summarizes Trizec Properties’ contractual obligations as of December 31, 2005:

		Less than	1 – 3	3 – 5	More than
	Total	1- Year	Years	Years	5- Years
Long-term debt(1)	$2,210.3	$402.7	$827.8	$119.7	$860.1
Ground lease obligations	226.2	1.0	2.3	2.3	220.6
Operating lease	16.8	3.0	5.8	3.7	4.3
Purchase obligations(2)	45.3	28.1	7.7	5.8	3.7
Tenant obligations	116.0	91.8	20.8	2.1	1.3

Total	$2,614.6	$526.6	$864.4	$133.6	$1,090.0

(1)	Included on balance sheet prepared under U.S. GAAP – does not include pro-rata share of long-term debt real estate joint ventures.

(2)	Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.
Trizec Properties has various standing or renewable service contracts with vendors related to its property management that provide for cancellation with insignificant or no cancellation penalties and, therefore, have not been included in the above table.
Off-Balance Sheet Arrangements
As part of Trizec Properties ongoing business, it does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet

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arrangements or other contractually narrow or limited purposes. Therefore, Trizec Properties does not believe that it currently has any off-balance sheet arrangements.
Cash Flow Activity
At December 31, 2005, Trizec Properties had $36.5 million in cash and cash equivalents as compared to $194.3 million at December 31, 2004.
Operating Activities
Cash flows from operations depend primarily on cash generated from lease payments from leased spaces at Trizec Properties’ office properties, less expenses incurred to operate the office properties. Most of the amount by which Trizec Properties’ revenues from real estate operations exceeded property operating expenses was cash flow. Trizec Properties applied most of this cash flow toward interest expense, scheduled principal amortization on mortgage loans, repayments and retirements of mortgage loans, dividends to its stockholders (including special dividend distributions on its special voting stock), capital improvements and leasing costs for Trizec Properties’ operating properties, operational tax obligations and general and administrative expense. Trizec Properties expects to continue to use cash flow provided by operations to meet its short-term liquidity requirements.
Investing Activities
Net cash used in and provided by investing activities reflects the net impact of the acquisitions and dispositions of certain properties, investments in, and distributions from, Trizec Properties’ real estate joint ventures and the ongoing impact of expenditures on tenant installation costs and capital expenditures.
Acquisitions
In April 2005, Trizec Properties acquired 1200 K Street, N.W., located in Washington, D.C., from an unrelated third party for approximately $194.3 million.
In July 2005, Trizec Properties acquired Figueroa at Wilshire, located in Los Angeles, California, from an unrelated third party for approximately $360.0 million. To finance a substantial portion of the purchase price of this acquisition, Trizec Properties borrowed approximately $302.0 million under its unsecured credit facility.
Dispositions
During the year ended December 31, 2005, Trizec Properties sold five office properties, generating net proceeds of approximately $424.5 million, or approximately $326.8 million after debt repayment.
Tenant Installation Costs
Trizec Properties’ office properties require periodic investments of capital for tenant installation costs related to new and renewal leasing. As noted above, the competitive office rental market, combined with sublet space inventory in its major markets, has continued the upward pressure on tenant installation costs. For comparative purposes, the absolute total dollar amount of tenant installation costs in any given period is less relevant than the cost on a per square foot basis. This is because the total is impacted by the square footage both leased and occupied in any given period. Tenant installation costs consist of tenant allowances and leasing costs. Leasing costs include leasing commissions paid to third-party brokers representing tenants and costs associated with dedicated regional leasing teams who represent Trizec Properties and deal with tenant

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representatives. The following table reflects tenant installation costs for the total office portfolio owned at December 31, 2005, and 2004, respectively, including its share of such costs incurred by real estate joint ventures, for both new and renewal office leases that commenced during the respective periods, regardless of when such costs were actually paid. The square feet leased data in the table represents Trizec Properties’ pro rata owned share of square feet leased.

For the years ended December 31	2005	2004
	(in thousands)
Square feet leased
- new leasing	2.4	2.7
- renewal leasing	2.9	2.8
Tenant square feet leased	5.3	5.5
Tenant installation costs	$99.9	$114.0

Capital Expenditures
To maintain the quality of Trizec Properties’ properties and preserve competitiveness and long-term value, it pursues an ongoing program of capital expenditures, certain of which are not recoverable from tenants. For the year ended December 31, 2005, capital expenditures for the total office portfolio, including its share of such expenditures incurred by real estate joint ventures, was approximately $28.9 million (2004-$13.9 million). Recurring capital expenditures include, for example, the cost of roof replacement and the cost of replacing heating, ventilation, air conditioning and other building systems. In addition to recurring capital expenditures, expenditures are made in connection with non-recurring events such as asbestos abatement or removal costs, major mechanical attribute or system replacement and redevelopment or reconstruction costs directly attributable to extending or preserving the useful life of the base building. Furthermore, as part of its office property acquisitions, Trizec Properties has routinely acquired and repositioned properties in their respective markets, many of which have required significant capital improvements due to deferred maintenance and the existence of shell space requiring initial tenant build-out at the time of acquisition. Some of these properties required substantial renovation to enable them to compete effectively. Trizec Properties takes these capital improvement and new leasing tenant inducement costs into consideration when negotiating its purchase price at the time of acquisition.
Financing Activities
During the year ended December 31, 2005, Trizec Properties used approximately $46.8 million in its financing activities due primarily to approximately $108.3 million of principal repayments on mortgage debt, approximately $97.7 million of repayments of mortgage debt upon property dispositions and approximately $4.2 million of financing fees primarily incurred in conjunction with the modification of its unsecured credit facility. Trizec Properties also paid approximately $129.8 million in dividends to its stockholders. These uses were partially offset by net draws on its unsecured credit facility of approximately $197.0 million, proceeds from the issuance of common stock of approximately $67.5 million due to stock option and warrant exercises and approximately $28.7 million released from an escrow established for repayment of the mortgage loan of 250 West Pratt, located in Baltimore, Maryland.
During the year ended December 31, 2004, Trizec Properties used approximately $759.8 million in its financing activities due primarily to approximately $882.3 million of principal repayments on mortgage debt, approximately $279.8 million of repayments of mortgage debt and other loans upon property dispositions and approximately $10.9 million of financing fees related to refinancing of certain mortgage debt and financing costs incurred in conjunction with its $750.0 million unsecured credit facility. Trizec Properties also established an escrow of approximately $28.7 million related to the modification and subsequent payment in full of the

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mortgage loan related to the sale of 250 West Pratt Street, located in Baltimore, Maryland. Additionally, Trizec Properties incurred and paid approximately $3.8 million in settlement of forward rate contracts used to lock into a maximum effective interest rate on certain mortgage debt. Trizec Properties also paid approximately $126.0 million in dividends to its stockholders. These uses were partially offset by proceeds from mortgage debt financings and refinancings, net draws on its unsecured line of credit and proceeds from the issuance of common stock.
During the year ended December 31, 2003, Trizec Properties used approximately $594.7 million in its financing activities due primarily to approximately $191.2 million of principal repayments on mortgage debt, approximately $307.7 million of repayments of mortgage debt and other loans repaid upon property dispositions, net repayments on its unsecured credit facility of approximately $90.0 million and approximately $2.5 million of financing costs. Additionally, Trizec Properties incurred and paid approximately $3.4 million in settlement of forward rate contracts used to lock into a maximum effective interest rate on certain mortgage debt. Trizec Properties also paid approximately $94.1 million in dividends to its stockholders. These uses were partially offset by proceeds from mortgage debt financings and the issuance of common stock.
Unsecured Credit Facility
In October 2005, Trizec Properties and the lenders under its $750.0 million unsecured credit facility agreed to amend and restate the unsecured credit facility (the “2005 Unsecured Credit Facility”). Among other things, the lenders agreed to convert the facility from a $600.0 million revolver component and a $150.0 million term component to a $750.0 million revolver, reduce the interest rate on borrowings and extend the term through October 2008. The 2005 Unsecured Credit Facility bears interest at LIBOR plus a spread of 0.95% to 1.65% based on Trizec Properties’ total leverage and matures in October 2008. The financial covenants, as defined in the 2005 Unsecured Credit Facility, include the quarterly requirements for the total leverage ratio not to exceed 60.0%; the requirement for the interest coverage ratio to be greater than 2.0 times; the requirement for the fixed charge coverage ratio to be greater than 1.5 times; and the requirement for the net worth to be in excess of $1.5 billion. These financial covenants also restrict dividends or distributions to no more than 90% of Trizec Properties’ funds from operations (as defined in the 2005 Unsecured Credit Facility agreement). If Trizec Properties is in default in respect of its obligations under the 2005 Unsecured Credit Facility agreement, dividends will be limited to the amount necessary to maintain its REIT status. For those lenders that participated in both the 2004 Unsecured Credit Facility and the 2005 Unsecured Credit Facility, any remaining unamortized deferred financing costs as well as additional costs incurred with the amendment and restatement are being amortized over the term of the 2005 Unsecured Credit Facility. For lenders that did not participate in the 2005 Unsecured Credit Facility, Trizec Properties recorded a loss on early debt retirement of approximately $0.2 million comprised of the write-off of unamortized deferred financing costs.
At December 31, 2005, the amount eligible to be borrowed under the 2005 Unsecured Credit Facility was approximately $750.0 million, of which $347.0 million was drawn and outstanding. At December 31, 2004, the amount eligible to be borrowed under the 2004 Unsecured Credit Facility was approximately $484.9 million, of which $150.0 million was drawn and outstanding. Certain conditions of the 2005 Unsecured Credit Facility may restrict the amount eligible to be borrowed at any time.
Early Debt Retirement
In December 2004, in conjunction with the sale of 250 West Pratt Street, located in Baltimore, Maryland, Trizec Properties and the lender of the mortgage loan collateralized by such property agreed to modify certain terms of the mortgage loan. The lender of the mortgage loan agreed to release the property as collateral for the mortgage loan in consideration of the establishment of an escrow, for the benefit of the lender, in the amount of approximately $28.7 million. The escrow was comprised of funds to be used to repay the full outstanding

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principal balance of the mortgage loan as well as interest payments through January 3, 2005. The escrow funds of approximately $28.7 million were included in restricted cash on Trizec Properties’ balance sheet at December 31, 2004. On January 3, 2005, the funds held in escrow were released to the lender. In conjunction with the repayment and retirement of the mortgage loan, Trizec Properties recorded a loss on early debt retirement of approximately $0.01 million, comprised primarily of the write-off of unamortized deferred financing costs.
In July 2005, in conjunction with the sale of Metropolitan Square, located in St. Louis, Missouri, Trizec Properties repaid and retired the mortgage loan collateralized by such property. The mortgage loan had a principal balance of approximately $81.7 million, bore interest at a fixed rate of 7.05%, and was scheduled to mature in January 2008. In conjunction with the repayment and retirement of the mortgage loan, Trizec Properties recorded a loss on early debt retirement of approximately $5.2 million, comprised of a yield maintenance fee.
In September 2005, Trizec Properties repaid approximately $19.0 million of its variable interest rate commercial mortgage pass-through certificates primarily by drawing on its unsecured credit facility. The variable interest rate commercial mortgage pass-through certificates bore interest at a variable rate of LIBOR plus various spreads between 0.3785% and 0.5285% and were scheduled to mature in March 2008. In conjunction with the repayment of the variable interest rate commercial mortgage pass-through certificates, Trizec Properties recorded a loss on early debt retirement of approximately $0.08 million, comprised of the write-off of unamortized deferred financing costs.
In September 2005, Trizec Properties repaid and retired the mortgage loan collateralized by the Watergate Office Building, located in Washington, D.C. The mortgage loan had a principal balance of approximately $16.5 million, bore interest at a fixed rate of 8.02% and was scheduled to mature in February 2007. In conjunction with the repayment and retirement of the mortgage loan, Trizec Properties recorded a loss on early debt retirement of approximately $0.6 million, comprised of a yield maintenance fee.
In October 2005, in conjunction with the sale of Twinbrook Metro Plaza, located in Rockville, Maryland, Trizec Properties repaid and retired the mortgage loan collateralized by such property. The mortgage loan had a principal balance of approximately $16.0 million, bore interest at a fixed rate of 6.65% and was scheduled to mature in September 2008. In conjunction with the repayment and retirement of the mortgage loan, Trizec Properties recorded a loss on early debt retirement of approximately $0.7 million, comprised primarily of a yield maintenance fee.
In October 2005, Trizec Properties repaid and retired the mortgage loan collateralized by Sunrise Tech Park, located in Reston, Virginia. The mortgage loan had a principal balance of approximately $22.5 million, bore interest at a fixed rate of 6.75% and was scheduled to mature in January 2006.
Property loans are collateralized by deeds of trust or mortgages on properties and mature on various dates between May 2006 and December 2014.
Hedging Activities
At December 31, 2005 and 2004, Trizec Properties had outstanding interest rate swap contracts in the notional amount of $150.0 million, bearing a weighted average interest rate of 5.60% and maturing on March 15, 2008. The aggregate cost to unwind these interest rate swap contracts was approximately $2.8 million and $9.2 million at December 31, 2005 and 2004, respectively.
In September 2005, Trizec Properties entered into a forward rate swap contract in the notional amount of approximately $250.0 million, at a swap rate of 4.53%, to lock in a maximum interest rate on an anticipated

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refinancing of the mortgage loan on One New York Plaza, located in New York, New York. Trizec Properties expects to complete such refinancing in 2006. The forward rate swap contract was entered into at current market rates and, therefore, had no initial cost. Upon settlement of the swap contract, Trizec Properties may be obligated to pay the counterparty a settlement payment, or alternatively, it may be entitled to receive settlement proceeds from the counterparty. Any monies paid or received will be amortized to interest expense over the term of the refinanced mortgage loan.
Subsequent Events
In January 2006, Trizec Properties sold Williams Center I & II, located in Tulsa, Oklahoma, for a gross sale price of approximately $42.5 million. As part of the sale, it provided a $2.0 million subordinated personally guaranteed note to the buyer, reducing the net proceeds.
In February 2006, Trizec Properties repaid and retired the mortgage loan collateralized by 1400 K Street, N.W., located in Washington, D.C. At December 31, 2005, the mortgage loan had a principal balance of approximately $20.8 million, bore interest at a fixed rate of 7.20%, and was scheduled to mature in May 2006.
In March 2006, Trizec Properties refinanced the mortgage loan collateralized by One New York Plaza, located in New York, New York. The mortgage loan, which, at December 31, 2005, had a principal balance of approximately $228.7 million and bore interest at a fixed rate of 7.27%, was refinanced with a $400.0 million mortgage loan scheduled to mature in March 2016, and bearing interest at a fixed rate of 5.14%, after settlement of forward-starting swap contracts.
In March 2006, Trizec Properties sold First Citizens Plaza, located in Charlotte, North Carolina, for a gross sale price of approximately $77.3 million.

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